

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2020

James Croke
General Counsel
Quadrant Biosciences Inc
505 Irving Avenue, Suite 3100AB
Syracuse, NY 13210

> **Re: Quadrant Biosciences Inc**
> **Draft Offering Statement on Form 1-A**
> **Filed January 2, 2020**
> **File No. 367-00228**

Dear Mr. Croke:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed January 2, 2020

Cover Page

1. Please include a row in your table on page 1 to indicate the "Total Minimum" amounts. Please refer to Item 1(e) of Part II of Form 1-A.

Risks Related to our Intellectual Property, page 13

2. We note your reference to "our patents" in the second bullet point of this section. As appropriate, please balance this disclosure with your disclosure on page 34 that you "currently do not solely own any issued patents or pending patent applications," and with your disclosure on page 53 that your intellectual property includes "potential patent rights that may be obtained through patent applications jointly invented and owned by the

company and the Foundations or invented and owned by the Foundations."

Risks Related to Investments in the Shares, page 14

3.   Please revise to indicate that there is no public market for your shares and, if true, that you do not anticipate a public market to develop.

The company has a convertible note that it is treating as debt, page 21

4.   Please disclose the conversion terms under the note purchase agreement as currently in effect. Please also include appropriate disclosure under "Future Dilution" and "Security Ownership of Management and Certain Securityholders" as appropriate.

Intellectual Property, page 53

5.   Please disclose the royalty rates or royalty ranges payable on sales of licensed products as well as the aggregate milestone payments and minimum royalties that may be payable under the License Agreements. Please also disclose the duration and the material termination provisions of these agreements.

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018, page 66

6.   Please disclose the material causes that led to the decline in product sales in Interim 2019.

Compensation of Directors and Executive Officers, page 80

7.   Refer to Item 11 of Part II of Form 1-A and update your disclosure in this section for your last completed fiscal year.

Ongoing Reporting and Supplements to this Offering Circular, page 84

8.   We note your disclosure that you incorporate by reference information on any Form 1-K, 1-SA or 1-U filed after the date of your offering circular. Please note that Form 1-A does not permit issuers to incorporate by reference information filed after the qualification of the offering statement. Please revise as appropriate.

Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017, page 106

9.   We note that your audited financial statements for the fiscal year ended December 31, 2017, are labeled "as adjusted". Please amend your filing to disclose the nature and circumstance of this adjustment or restatement and quantify such amounts. If the financial statements were restated to correct an error, please provide the footnote disclosure required by ASC 250-10-50.

Part III. Item 17, page 127

10. Please file as exhibits the licensing agreement with the Research Foundation for the State University of New York and the Pennsylvania State Research Foundation, and the contractual arrangement referred to in the last paragraph on page 62 with Admera Health. Refer to Item 17.6 of Part III of Form 1-A.

Exhibit 4.1, page III-1

11. We note the second through last sentences of Section 4(f) of the form of subscription agreement. Since investors are entitled to rely on your offering circular to make an investment decision, these sentences appear inappropriate. Please revise.

12. We note section 6 of the form of subscription agreement regarding waiver rights to trial by jury. Please revise your offering statement to:
   • disclose the jury trial provision, including how it will impact your investors;
   • describe any questions as to enforceability under federal and state law;
   • clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;
   • to the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company´s compliance with the federal securities laws and the rules and regulations thereunder; and
   • clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.

      You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, Staff Attorney, at (202) 551-3635 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences